Consent of Independent Registered Public Accounting Firm



The Board of Directors
WSFS Financial Corporation:

We consent to the use of our reports with respect to the consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting incorporated by reference herein, which reports appear in the December 31, 2004 annual report on Form 10-K of WSFS Financial Corporation.

Our report on the consolidated statement of condition of WSFS Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004 refers to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".



                                 /s/ KPMG LLP


Philadelphia, PA
August 1, 2005